UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 9, 2022

Date of Report

(Date of earliest event reported)

Aptera Motors Corp.

(Exact name of registrant as specified in its charter)

Delaware	83-4079594
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5818 El Camino Real, Carlsbad, CA	92008
(Address of principal executive offices)	(ZIP Code)

858-371-3151

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On December 9, 2022, Aptera Motors Corp. (the “Company”) began listing shares of its Class B Common Stock on the “Republic Platform”, a platform operated for the benefit of OpenDeal Broker LLC (“OpenDeal”) pursuant to engagement agreement entered into among the Company and OpenDeal (the “Engagement Agreement”). As compensation for providing certain broker-dealer services relating to the Offering on the Republic Platform, OpenDeal will receive a cash commission equal to 4.75% of the value of the Class B Common Stock sold in the Offering on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of shares of Class B Common Stock sold on the Republic Platform. The Dalmore Group LLC will also receive its 1% fee from securities sold on the Republic Platform. Funds subscribed through the OpenDeal platform will be deposited in an escrow account with BankProv pursuant to the escrow agreement entered into among the Company, OpenDeal and Bank Prov (the “Escrow Agreement”). All other subscribed funds will be processed through Stripe, Inc. (“Stripe”). Funds processed by Stripe will be held in a segregated operating account owned by the Company.

The Engagement Amendment and Escrow Agreement are filed as Exhibit 1.2 and Exhibit 8.1, respectively, to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description

1.2	Engagement Agreement dated November 8, 2022 among the Company and OpenDeal Broker LLC

8.1	Escrow Agreement (BankProv)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

By:	/s/ Chris Anthony
Name:	Chris Anthony
Title:	Co-Chief Executive Officer

Date: December 9, 2022